UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

                                            PALM HARBOR HOMES INC.

(Name of Issuer)

                                             Common Stock, $0.01 par value

(Title of Class of Securities)

                                                               696639103

(CUSIP Number)

                                                          July 9th, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 696639103	Page 2 of 9 Pages
1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Findlay Park Partners LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,139,100
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,139,100
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,139,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 696639103	Page 3 of 9 Pages
1.	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Findlay Park American Smaller Companies Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,043,550
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,043,550
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,550
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.57%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 696639103	Page 4 of 9 Pages

Item 1.	(a)	Name of Issuer:
Palm Harbor Homes Inc.

	(b)	Address of Issuer's Principal Executive Offices:
15303 Dallas Parkway, Suite 800, Addison, Texas 75001-4600

Item 2.	(a)	Name of Person Filing:
This Schedule 13G is being filed jointly by (i) Findlay Park Partners LLP and (ii) Findlay Park American Smaller Companies Fund.

(b)	Address of Principal Business Office or, if none, Residence:
The address of Findlay Park Partners LLP is 52 Upper Brook Street, London, W1K 2BU, United Kingdom.
The Address of Findlay Park American Smaller Companies Fund is Styne House, Upper Hatch Street, Dublin 2, Ireland.

(c)	Citizenship:
Findlay Park Partners LLP is a limited liability partnership formed under the laws of England & Wales.
Findlay Park American Smaller Companies Fund is a company incorporated under the laws of Ireland.

(d)	Title of Class of Securities:
Common Stock, $0.01 par value

(e)	CUSIP Number:
696639103

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b) (1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

CUSIP No. 696639103	Page 5 of 9 Pages

	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:**

	(b)	Percent of Class:**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or direct the vote**
		(ii)	shared power to vote or direct the vote**
		(iii)	sole power to dispose or direct the disposition of**
		(iv)	shared power to dispose or direct the disposition of**

**See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 696639103	Page 6 of 9 Pages

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 696639103	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9th, 2007

FINDLAY PARK PARTNERS LLP
By	/s/ Susan Fitch
Name:	Susan Fitch
Title:	Director

FINDLAY PARK AMERICAN SMALLER COMPANIES FUND

By	/s/ James Findlay
Name:	James Findlay
Title:	Director

CUSIP No. 696639103	Page 8 of 9 Pages

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, $0.01, of Palm Harbor Homes Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 9th day of
July 2007.

Date: July 9th, 2007

FINDLAY PARK PARTNERS LLP
By	/s/ Susan Fitch
Name:	Susan Fitch
Title:	Director

FINDLAY PARK AMERICAN SMALLER COMPANIES FUND

By	/s/ James Findlay
Name:	James Findlay
Title:	Director

CUSIP No. 696639103	Page 9 of 9 Pages

ATTACHMENT A

1. Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of July 9th, 2007, Findlay Park Partners LLP ("FPP"), as the investment manager of Findlay Park American Smaller Companies Fund ("ASC") and RIT Capital Partners plc ("RCP"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 1,139,100 shares of Common Stock, $0.01 par value, of Palm Harbor Homes Inc. (the "Common Stock"). Accordingly, FPP may be deemed to be the beneficial owner of the 1,139,100 shares of Common Stock, which, based on there being 22,851,793 shares of Common Stock outstanding as reported in the Form 10-K of Palm Harbor Homes Inc. for the period ended March 30th, 2007 (the "Form 10-K"), represents approximately 4.98% of the outstanding Common Stock.

As of July 9th, ASC was the direct beneficial owner of 1,043,550 shares of Common Stock, which, based on there being 22,851,793 shares of Common Stock outstanding as reported in the Form 10-K, represents approximately 4.57% of the outstanding Common Stock.

FPP disclaims beneficial ownership of the 1,139,100 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

2. Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of May 14, 2004, FPP may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 1,139,100 shares of Common Stock.

FPP disclaims beneficial ownership of the 1,139,100 shares of Common Stock, except to the extent of any pecuniary interest therefrom.